
July 21, 2011

Via Facsimile
Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

      **Re: FMC Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 22, 2011
           Form 10-Q for the Fiscal Quarter Ended March 31, 2011
           Filed May 5, 2011
           File No. 1-02376**

Dear Mr. Foster:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief